Exhibit (a)(11)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN COMMENTS ON CANADIAN SUPERIOR ANNOUNCEMENT
- Maintains recommendation that shareholders accept the Canadian Oil Sands offer -
CALGARY, AB, July 28th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today commented on Canadian Superior Energy Inc.’s (“Canadian Superior”) (TSX and AMEX: SNG) announced intention to amend its offer to purchase all outstanding common shares of Canada Southern. On July 26th, Canadian Superior issued a press release announcing an intention to make a revised offer, but has yet to file formal documents with Canadian or U.S. securities regulators that would define the details of key provisions of that proposed revised offer.
Richard C. McGinity, Chairman of the Canada Southern Board said: “Without a formal amended offer from Canadian Superior, the Board is not in a position to provide a formal recommendation to shareholders, other than to reiterate the Board’s strong and unanimous recommendation that shareholders accept the Canadian Oil Sands offer and tender their shares to it.”
“Based on what we have read in Canadian Superior’s press release, and with the benefit of the advice we have received from our legal and financial advisors, Canadian Superior’s proposed amended offer appears highly speculative, lacking in clarity, certainty and credibility and by its very nature impossible to value. Whatever value one might place on the “net profit interest”, Canadian Superior appears to be proposing to use Canada Southern’s own assets to pay for the Company, and we fail to see how that serves the best interests of our shareholders,” added McGinity.
Shareholders are reminded that the current Canadian Oil Sands offer of US$13.10 per share, all cash, expires at 8:00am Mountain Time on August 1st, and there can be no assurance that Canadian Oil Sands will extend its offer beyond that date.
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770.
The Canada Southern Board, together with its legal and financial advisors, will thoroughly review any revised Canadian Superior offer if and when formal documents have been filed with Canadian and U.S. regulators. After this evaluation, the Canada Southern Board will issue a Notice of Change to the Directors’ Circular originally dated June 26th, 2006 and file related amendments to its Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation with respect to any Canadian Superior offer.
Shareholders are urged to read the Company’s existing Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they contain, and will contain, important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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For further information, please contact:

Media Longview Communications Inc. David Ryan (604) 694-6031	Investors The Proxy Advisory Group, LLC Toll free: (866) 678-1770

Josh Pekarsky (604) 694-6030